UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ACCEL ENTERTAINMENT, INC.

(Name of Issuer)

Class A-1 Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436Q106

(CUSIP Number)

Derek Harmer Secretary Accel Entertainment, Inc. 140 Tower Drive Burr Ridge, Illinois 60527 (630) 972-2235	Nicolas H.R. Dumont, Esq. Fenwick & West LLP 902 Broadway New York, NY 10010 (212) 430-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00436Q106		Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Clairvest Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,646,499(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,646,499(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,646,499(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)

Of these shares, 10,381,578 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,970,962 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 5,293,959 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(2)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,381,578 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,381,578 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,381,578 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Clairvest Equity Partners V-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,970,962(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,970,962(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970,962(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 5 of 14 Pages

1	NAME OF REPORTING PERSON CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,293,959(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,293,959(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,293,959(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(2)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Gordon S. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,169,985(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,169,985(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,169,985(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)

Of these shares, 264,101 shares are held by the Gordon S. Rubenstein and Krista M. Ramonas Joint Revocable Trust, of which the Reporting Person is the trustee, 575,787 shares are held by the Gordon Rubenstein SEP IRA and 1,951,463 shares are held by Fund Indy LLC of which the Reporting Person is the sole Member.

(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
CUSIP No. 00436Q106		Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Andrew H. Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,827,281(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,827,281(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,827,281(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Of these shares, 4,477,338 shares are held by Harry R, LLC, of which the Reporting Person is the sole Member.
(2)

The Reporting Person is party to a Mutual Support Agreement that requires it to vote its outstanding shares of Class A-1 Common Stock in favor of certain director nominees of the Issuer in certain circumstances. See Item 6 of this Schedule 13D for additional information.

(3)	Based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020.

SCHEDULE 13D
Page 8 of 14 Pages

Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and Clairvest Equity Partners V-A Limited Partnership, each organized under the laws of Canada, Gordon S. Rubenstein, a U.S. citizen and Andrew H. Rubenstein, a U.S. citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on December 2, 2019 and as amended on January 15, 2020 by the Amendment No. 1 (as filed and amended, the “Statement”), with respect to the Class A-1 Common Stock, par value $0.0001 per share, of Accel Entertainment, Inc., a Delaware corporation (“Accel” or the “Issuer”). Item 5 of the Statement is hereby amended to the extent herein after expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Page 9 of 14 Pages

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A-1 Common Stock and percentage of Class A-1 Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A-1 Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 78,230,060 shares of the Issuer’s Class A-1 Common Stock outstanding as of March 12, 2020. All increases of shares of Class A-1 Common Stock in the table below as compared to the amounts disclosed in the Statement as amended on January 15, 2020 are attributable to the effectiveness of a Registration Statement on Form S-1 filed by Accel on February 19, 2020 (as amended on March 16, 2020) registering shares of Class A-1 Common Stock underlying warrants of Accel held by the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.(1)	17,646,499	22.56%	0	17,646,499	0	17,646,499
Clairvest Equity Partners V Limited Partnership	10,381,578	13.27%	0	10,381,578	0	10,381,578
Clairvest Equity Partners V-A Limited Partnership	1,970,962	2.52%	0	1,970,962	0	1,970,962
CEP V Co-Investment Limited Partnership	5,293,959	6.77%	0	5,293,959	0	5,293,959
Gordon S. Rubenstein; and	3,169,985	4.05%	0	3,169,985	0	3,169,985
Andrew H. Rubenstein	8,827,281	11.28%	0	8,827,281	0	8,827,281

(1)

Of the shares beneficially owned by Clairvest Group Inc., 10,381,578 shares are owned by Clairvest Equity Partners V Limited Partnership, 1,970,962 shares are owned by Clairvest Equity Partners V-A Limited Partnership, and 5,293,959 shares are owned by CEP V Co-Investment Limited Partnership, each of which is an indirect subsidiary of Clairvest Group Inc.

(c)	During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in Class A-1 Common Stock.

(d)	None.

(e)	Not Applicable.

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2020

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2020

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein

13D
CUSIP No. 00436Q106		Page 12 of 14 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 20, 2020

CLAIRVEST GROUP INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer & Managing Director

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

CLAIRVEST EQUITY PARTNERS V-A LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 13 of 14 Pages

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Kenneth Rotman
Name:	Kenneth Rotman
Title:	Chief Executive Officer

By:	/s/ James Miller
Name:	James Miller
Title:	Corporate Secretary

Page 14 of 14 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A-1 Common Stock of Accel Entertainment, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: March 20, 2020

/s/ Gordon S. Rubenstein
Gordon S. Rubenstein

/s/ Andrew H. Rubenstein
Andrew H. Rubenstein